SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D**

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            Foodbrands America, Inc.
                                (Name of Issuer)

                    Common Stock, Par Value $ .01 Per Share
                         (Title of Class of Securities)

                                   344822101
                                 (CUSIP Number)

                                W. Robert Cotham
             201 Main Street, Suite 2600, Fort Worth, Texas  76102
                                 (817) 390-8400
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 25, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 818,149, which constitutes approximately 6.6% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 12,465,107 shares outstanding.

1.  Name of Reporting Person:

    The Airlie Group L.P.

2.  Check the Appropriate Box if a Member of a Group:

                     (a) /   /


                     (b) / X /

3.  SEC Use Only

4.  Source of Funds:  00, WC (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                             /   /

6.  Citizenship or Place of Organization: Delaware

              7.   Sole Voting Power: 797,200 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: 797,200 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    797,200

12. Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                             /   /

13. Percent of Class Represented by Amount in Row (11):  6.4%

14. Type of Reporting Person: PN

_ _ _ _ _ _ _ _
    (1) Power is exercised through its sole general partner, EBD L.P.

1.  Name of Reporting Person:

    EBD L.P.

2.  Check the Appropriate Box if a Member of a Group:

                     (a) /   /


                     (b) / X /

3.  SEC Use Only

4.  Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                             /   /

6.  Citizenship or Place of Organization: Delaware

              7.   Sole Voting Power: 797,200 (1)(2)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: 797,200 (1)(2)
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    797,200 (2)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:

                                                             /   /

13. Percent of Class Represented by Amount in Row (11):  6.4%

14. Type of Reporting Person: PN

_ _ _ _ _ _ _ _
(1) Power is exercised through its two general partners, TMT-FW, Inc. and Dort A. Cameron III.
(2) Solely in its capacity as the sole general partner of The Airlie Group L.P.

1.  Name of Reporting Person:

    Dort A. Cameron III

2.  Check the Appropriate Box if a Member of a Group:

                     (a) /   /


                     (b) / X /

3.  SEC Use Only

4.  Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                             /   /

6. Citizenship or Place of Organization: Dort A. Cameron III is a citizen of the United States of America

              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: 797,200 (1)
Owned By
Each
Reporting     9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: 797,200 (1)

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    797,200 (1)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:

                                                             /   /

13. Percent of Class Represented by Amount in Row (11):  6.4%

14. Type of Reporting Person:  IN

_ _ _ _ _ _ _ _
    (1) Solely in his capacity as one of two general partners of EBD L.P.

1.  Name of Reporting Person:

    TMT-FW, Inc.

2.  Check the Appropriate Box if a Member of a Group:

                     (a) /   /


                     (b) / X /

3.  SEC Use Only

4.  Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                             /   /

6.  Citizenship or Place of Organization: Texas

              7.   Sole Voting Power:  -0-
Number of
Shares
Beneficially  8.   Shared Voting Power:  797,200 (1)(2)
Owned By
Each
Reporting     9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: 797,200 (1)(2)

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    797,200 (2)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:
                                                             /
/

13. Percent of Class Represented by Amount in Row (11):  6.4%

14. Type of Reporting Person: CO

_ _ _ _ _ _ _ _
(1) Power is exercised through its President, Thomas M. Taylor.
    (2) Solely in its capacity as one of two general partners of EBD L.P.

1.  Name of Reporting Person:

    Thomas M. Taylor

2.  Check the Appropriate Box if a Member of a Group:

                     (a) /   /


                     (b) / X /

3.  SEC Use Only

4.  Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                             /   /

6. Citizenship or Place of Organization: Thomas M. Taylor is a citizen of the United States of America

              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: 797,200 (1)
Owned By
Each
Reporting     9.   Sole Dispositive Power: -0-
Person
With               10.  Shared Dispositive Power: 797,200 (1)

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    797,200 (1)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:
                                                             /
/

13. Percent of Class Represented by Amount in Row (11):  6.4%

14. Type of Reporting Person:  IN

_ _ _ _ _ _ _ _
    (1) Solely in his capacity as President of TMT-FW, Inc.

1.  Name of Reporting Person:

    Lee M. Bass, Inc.

2.  Check the Appropriate Box if a Member of a Group:

                     (a) /   /


                     (b) / X /

3.  SEC Use Only

4.  Source of Funds:  00 (See Item 3)

5. Check box if Disclosure of Legal Proceedings isRequired Pursuant to Items 2(d) or 2(e):
                                                             /   /

6.  Citizenship or Place of Organization: Texas

              7.   Sole Voting Power: 6,983 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: 6,983 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    6,983

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:
                                                             /   /

13. Percent of Class Represented by Amount in Row (11):<0.1%

14. Type of Reporting Person:   CO

_ _ _ _ _ _ _ _
    (1) Power is exercised through its President, Lee M. Bass.

1.  Name of Reporting Person:

    Lee M. Bass

2.  Check the Appropriate Box if a Member of a Group:

                     (a) /   /


                     (b) / X /

3.  SEC Use Only

4.  Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                             /   /

6. Citizenship or Place of Organization: Lee M. Bass is a citizen of the United States of America

              7.   Sole Voting Power:  6,983 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power:  6,983 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    6,983 (1)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:

                                                             /   /

13. Percent of Class Represented by Amount in Row (11):<0.1%

14. Type of Reporting Person:    IN

_ _ _ _ _ _ _ _
    (1) Solely in his capacity as President of Lee M. Bass, Inc.

1.  Name of Reporting Person:

    Sid R. Bass, Inc.

2.  Check the Appropriate Box if a Member of a Group:

                     (a) /   /


                     (b) / X /

3.  SEC Use Only

4.  Source of Funds:   00 (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                             /   /

6.  Citizenship or Place of Organization:  Texas

              7.   Sole Voting Power: 6,983 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: 6,983 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    6,983

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:
                                                             /   /

13. Percent of Class Represented by Amount in Row (11):<0.1%

14. Type of Reporting Person:  CO

_ _ _ _ _ _ _ _
    (1) Power is exercised through its Chairman, Sid R. Bass.

1.  Name of Reporting Person:

    Sid R. Bass

2.  Check the Appropriate Box if a Member of a Group:

                     (a) /   /


                     (b) / X /
3.  SEC Use Only

4.  Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                             /   /

6.  Citizenship or Place of Organization:
    Sid R. Bass is a citizen of the United States of America

              7.   Sole Voting Power: 6,983 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: 6,983 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    6,983 (1)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:

                                                             /   /

13. Percent of Class Represented by Amount in Row (11):<0.1%

14. Type of Reporting Person: IN

_ _ _ _ _ _ _ _
    (1) Solely in his capacity as Chairman of Sid R. Bass, Inc.

1.  Name of Reporting Person:

    Thru Line Inc.

2.  Check the Appropriate Box if a Member of a Group:

                     (a) /   /


                                                         (b) / X /

3.  SEC Use Only

4.  Source of Funds:   00 (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                             /   /

6.  Citizenship or Place of Organization:  Texas

              7.   Sole Voting Power: 6,983 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power:  6,983 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    6,983

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:
                                                             /   /

13. Percent of Class Represented by Amount in Row (11):<0.1%

14. Type of Reporting Person:   CO

_ _ _ _ _ _ _ _
    (1) Power is exercised through its President, E.P. Bass.

1.  Name of Reporting Person:

    E.P. Bass

2.  Check the Appropriate Box if a Member of a Group:

                     (a) /   /


                     (b) / X /

3.  SEC Use Only

4.  Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                             /   /

6.  Citizenship or Place of Organization:

    E.P. Bass is a citizen of the United States of America

              7.   Sole Voting Power:  6,983 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power:  6,983 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    6,983 (1)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:
                                                             /
/

13. Percent of Class Represented by Amount in Row (11):<0.1%

14. Type of Reporting Person:  IN

_ _ _ _ _ _ _ _
(1) Solely in his capacity as President of Thru Line Inc.

    Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated November 8, 1991, as amended by Amendment No. 1 dated April 2, 1993 and Amendment No. 2 dated October 28, 1994 (the "Schedule 13D"), relating to the Common Stock, par value $.01 per share (the "Stock"), of Foodbrands America, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1. Security and Issuer.

    Item 1 is hereby amended in its entirety to read as follows:

    This statement relates to the Common Stock, par value $0.01 per share (the "Stock"), of Foodbrands America, Inc. (formerly Doskocil Companies Incorporated)(the "Issuer"). The principal executive offices of the Issuer are located at 2601 Northwest Expressway, Oklahoma City, Oklahoma 73112.

Item 4. Purpose of Transaction.

    Item 4 is hereby partially amended by adding at the end thereof the following:

    On March 25, 1997, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), by and among the Issuer, IBP, inc. (the "Parent"), and IBP Sub, Inc. (the "Purchaser"), pursuant to which the Purchaser has made an offer (the "Offer") to purchase, at $23.40 per share (the "Share Price"), all the issued and outstanding shares of the Stock, and will merge with and into the Issuer, upon the terms and subject to the conditions set forth in the Merger Agreement.

    Concurrently with the execution of the Merger Agreement, TAG entered into a Tender Agreement (the "Agreement") dated as of March 25, 1997 with the Parent and the Purchaser, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference. Pursuant to the Agreement, TAG has agreed to tender, from time to time following commencement by the Purchaser of the Offer and upon request of the Parent, and, except in certain circumstances, not withdraw, the shares of the Stock owned by it (or such lesser amount (the "Maximum Share Number") as may give the Parent and its affiliates not more than 49.9% of the Stock).

    In addition, pursuant to the Agreement, TAG has irrevocably granted to the Purchaser an option (the "Option") to acquire from TAG, at the Share Price, any or all shares of the Stock beneficially owned by TAG (not to exceed the Maximum Share Number) if (i) TAG fails to comply with any of its obligations under the Agreement or withdraws (except in certain circumstances) the tender of its shares of the Stock or (ii) the Offer is not consummated because of the failure to satisfy any of the conditions to the Offer (other than as a result of any action or inaction of the Parent or the Purchaser which constitutes a breach of the Merger Agreement). Subject to certain conditions specified in the Agreement, such right is exercisable in whole or in part for the 60-day period following the expiration or termination of the Offer.

    Pursuant to the Agreement, TAG has agreed to vote all shares of the Stock (not to exceed the Maximum Share Number) now or hereafter owned by it in favor of the merger described in the Merger Agreement.

    The foregoing description of the Tender Agreement is qualified in its entirety by reference to the Tender Agreement, a copy of which is attached hereto as Exhibit 99.2.

Item 5. Interest in Securities of the Issuer.

    Paragraphs (a) and (b) of Item 5 hereby are amended in their entireties to read as follows:

    (a)

    TAG

    The aggregate number of shares of the Stock that TAG owns beneficially, pursuant to Rule 13d-3 of the Act, is 797,200, which constitutes approximately 6.4% of the outstanding shares of the Stock.

    EBD

    Because of its position as the sole general partner of TAG, EBD may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 797,200 shares of the Stock, which constitutes approximately 6.4% of the outstanding shares of the Stock.

    DAC

    Because of his position as one of two general partners of EBD, DAC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 797,200 shares of the Stock, which constitutes approximately 6.4% of the outstanding shares of the Stock.

    TMT-FW

    Because of its position as one of two general partners of EBD, TMT-FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 797,200 shares of the Stock, which constitutes approximately 6.4% of the outstanding shares of the Stock.

    TMT

    In his capacity as President and sole director of TMT-FW, TMT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 797,200 shares of the Stock, which constitutes approximately 6.4% of the outstanding shares of the Stock.

    LMB, Inc.

    The aggregate number of shares of the Stock that LMB, Inc. owns beneficially, pursuant to Rule 13d-3 of the Act, is 6,983, which constitutes less than 0.1% of the outstanding shares of the Stock.

    LMB

    In his capacity as the President of LMB, Inc., LMB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,983 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

    SRB, Inc.

    The aggregate number of shares of the Stock that SRB, Inc. owns beneficially, pursuant to Rule 13d-3 of the Act, is 6,983, which constitutes less than 0.1% of the outstanding shares of the Stock.

    SRB

    In his capacities as Chairman of the Board and Chief Executive Officer of SRB, Inc., SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,983 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

    TLI

    The aggregate number of shares of the Stock that TLI owns beneficially, pursuant to Rule 13d-3 of the Act, is 6,983, which constitutes less than 0.1% of the outstanding shares of the Stock.

    EPB

    In his capacity as the President of TLI, EPB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,983 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

    (b)

    TAG

    Acting through its sole general partner, TAG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 797,200 shares of the Stock.

    EBD

    In its capacity as the sole general partner of TAG, and acting through its general partners, EBD has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 797,200 shares of the Stock.

    DAC

    In his capacity as one of two general partners of EBD, DAC has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 797,200 shares of the Stock.

    TMT-FW

    In its capacity as one of two general partners of EBD, and acting through its President and sole director, TMT-FW has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 797,200 shares of the Stock.

    TMT

    In his capacity as the President and sole director of TMT-FW, TMT has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 797,200 shares of the Stock.

    LMB, Inc.

    Acting through its President, LMB, Inc. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,983 shares of the Stock.

    LMB

    In his capacity as the President of LMB, Inc., LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,983 shares of the Stock.

    SRB, Inc.

    Acting through its Chairman of the Board and Chief Executive Officer, SRB, Inc. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,983 shares of the Stock.

    SRB

    In his capacity as the Chairman of the Board and Chief Executive Officer of SRB, Inc., SRB the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,983 shares of the Stock.

    TLI

    Acting through its President, TLI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,983 shares of the Stock.

    EPB

    In his capacity as the President of TLI, EPB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,983 shares of the Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    Item 6 is hereby partially amended by adding at the end thereof the following:

    The response to Item 4 above is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits.

    Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(l)(iii), previously filed with the Commission.

    Exhibit 99.2 -- Tender Agreement among IBP, inc., IBP Sub, Inc. and The Airlie Group, L.P. dataed as of March 25, 1997, filed herewith.

    Exhibit B -- Stockholders Agreement between The Airlie Group L.P. and Doskocil Companies Incorporated dated March 22, 1993, previously filed with the Commission.

    Exhibit C -- Agreement between The Airlie Group L.P., Doskocil Companies Incorporated and Joseph Littlejohn & Levy Fund, L.P. dated March 22, 1993, previously filed with the Commission.

    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

    Dated:  April 4, 1997

                                 /s/ William P. Hallman, Jr.
                                 William P. Hallman, Jr.

                                 Attorney-in-Fact for:
                                   LEE M. BASS (1)
                                   THOMAS M. TAYLOR (2)
                                   SID R. BASS (3)
                                   E. P. BASS (4)

                                 Vice President of:
                                   LEE M. BASS, INC.
                                   SID R. BASS, INC.
                                   THRU LINE INC.


                                 /s/ William O. Reimann, IV
                                 William O. Reimann, IV

                                 Attorney-in-Fact for:
                                   DORT A. CAMERON III (5)

                                 Vice President of:
                                   TMT-FW, INC.


                                 THE AIRLIE GROUP L.P.,
                                 a Delaware limited partnership

                                 By: EBD L.P.,
                                     a Delaware limited partnership,
                                     General Partner

                                   By: TMT-FW, INC.,
                                       a Texas corporation,
                                       General Partner

                                     By: /s/ William O. Reimann, IV
                                         William O. Reimann, IV
                                         Vice President



                                 EBD L.P.,
                                 a Delaware limited partnership

                                 By: TMT-FW, INC.,
                                     a Texas corporation,
                                     General Partner


                                     By: /s/ William O. Reimann, IV
                                         William O. Reimann, IV
                                         Vice President


(1) A Power of Attorney authorizing William P. Hallman, Jr., et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing William P. Hallman, Jr., et al., to act on behalf of Thomas M. Taylor previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing William P. Hallman, Jr., et al., to act on behalf of Sid R. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing William P. Hallman, Jr., et al., to act on behalf of E. P. Bass previously has been filed with the Securities and Exchange Commission.

(5) A Power of Attorney authorizing William O. Reimann, IV, et al., to act on behalf of Dort A. Cameron III, previously has been filed with the Securities and Exchange Commission.

                                 EXHIBIT INDEX

Exhibit  Description

   99.1 Agreement pursuant to Rule 13d-1(f)(1)(iii), previously filed with the Commission.

   99.2 Tender Agreement among IBP, inc., IBP Sub, Inc. and The Airlie Group, L.P. dataed as of March 25, 1997, filed herewith.

   B Stockholders Agreement between The Airlie Group L.P. and Doskocil Companies Incorporated dated March 22, 1993, previously filed with the Commission.

   C Agreement among The Airlie Group L.P., Doskocil Companies Incorporated and Joseph Littlejohn & Levy Fund, L.P., previously filed with the Commission.